                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For October 12, 2005

                      Commission File Number: 333-122268

                           MASTELLONE BROTHERS INC.
                (Translation of registrant's name into English)

                           MASTELLONE HERMANOS S.A.
                        E. EZCURRA 365, PISO 2, OF. 310
                      (C1107CLA) BUENOS AIRES, ARGENTINA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: [X]  Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: [ ]  No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: [ ]  No: [X]

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes: [ ]  No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

MASTELLONE HERMANOS S.A.
Buenos Aires, October 12, 2005.	By: /s/ Rodolfo González Name: Rodolfo González Title: Chief Financial Officer

TABLE OF CONTENTS

1. English translation of a letter dated October 11, 2005, filed with the Buenos Aires Stock Exchange, regarding a claim due to our prior ownership of our former subsidiary ConSer S.A.

2. English translation of a letter dated October 12, 2005, filed with the Buenos Aires Stock Exchange, regarding the purchase of Senior Notes due 2008

Buenos Aires, October 11, 2005

Buenos Aires Stock Exchange

Ref.: New development

We address you to inform that we received today a letter from Multitrans S.A., a company that in December 2000 purchased 100% of our former subsidiary ConSer S.A. and is currently its controlling shareholder.

Such letter was sent pursuant to the terms and conditions of the agreement for the sale of ConSer's shares, and, through it, Multitrans S.A. has informed us that ConSer S.A. has received a payment request ("determinación de oficio") from the Administración Federal de Ingresos Públicos ("AFIP"), the Argentine tax controlling bureau, based on its objections to the tax treatment of certain invoices from suppliers, from which there is a tax claim amounting, for the period during which ConSer was our subsidiary, to Ps. 16.7 million (including interest charges but excluding the fines that could be imposed in case the AFIP criteria finally prevails).

In accordance with the clauses of the agreement for the sale of ConSer's shares, this Company will participate in the response of ConSer to the aforementioned claim raised by the AFIP, by means of an appeal to the Tribunal Fiscal de la Nación ("National Fiscal Court"). As we said before, we understand to have fully complied with the applicable tax regulations and therefore will exercise all the rights we have to preserve our position and to avoid any adverse impact.

For the aforementioned reasons, we believe that no accounting provisions should be recorded in connection with this tax claim, unless otherwise indicated by the overall cost estimates of the lawyers participating in this matter.

Very truly tours,

MASTELLONE HNOS. S.A.
/s/ Rodolfo González Rodolfo González Manager, Market Relations

Buenos Aires, October 12, 2005

Messrs.
Buenos Aires Stock Exchange

Ladies and Gentlemen,

We address you to inform that we repurchased for its cancellation US$250,000 (two hundred and fifty thousand, U.S. dollars), face value, of our 11.75% Senior Notes, issued in 1998 and maturing on 2008. As a result of this transaction, we had an accounting gain of approximately Ps.412,333. We will ask you the withdrawal of the Senior Notes so repurchased for its cancellation.

Following this transaction, the outstanding amount of our 11.75% Senior Notes issued in 1998 and maturing on 2008 is US$351,000 (three hundred and fifty one thousand U.S. dollars).

Very truly yours.

MASTELLONE HERMANOS S.A.
/s/ Rodolfo González Rodolfo D. González Manager, Market Relations